FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 12, 2015

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2014 net earnings of $1,633.2 million ($73.01 per diluted share after payment of preferred share dividends) compared to a fiscal year 2013 net loss of $573.4 million ($31.15 net loss per diluted share after payment of preferred share dividends), reflecting net gains on its investment portfolio and improved underwriting results. Book value per basic share increased to $394.83 at December 31, 2014 from $339.00 at December 31, 2013 (an increase of 19.5% adjusted for the $10 per common share dividend paid in the first quarter of 2014).

"Our results in 2014 were the best in our 29-year history, with record underwriting profit of $552 million and record net earnings of $1,633 million," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "We had a record combined ratio of 90.8%, with OdysseyRe at 84.7% and all our major insurance companies having combined ratios less than 100%. We also had net investment gains of $1.74 billion in 2014, including realized gains of $791 million. We are maintaining our defensive equity hedges and deflation protection as we remain concerned about the financial markets and the economic outlook in this global deflationary environment."

Net earnings of $23.7 million in the fourth quarter of 2014 ($0.49 per diluted share after payment of preferred share dividends) compared to a net loss of $5.5 million in the fourth quarter of 2013 ($0.98 net loss per diluted share after payment of preferred share dividends).

Highlights for 2014 included the following:

•
The combined ratio of the insurance and reinsurance operations was 90.8% on a consolidated basis, producing an underwriting profit of $552.0 million, compared to a combined ratio and underwriting profit of 92.7% and $440.0 million respectively in 2013.

•	Net premiums written by the insurance and reinsurance operations increased by 1.1% (after adjusting for timing differences in recognizing crop insurance premiums written by OdysseyRe).

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $915.4 million compared to $770.2 million in 2013, primarily as a result of improved underwriting profit and higher interest and dividend income.

•
Interest and dividend income of $403.8 million increased from $376.9 million in 2013, primarily because of increased investment income earned and lower total return swap costs. As of December 31, 2014, subsidiary cash and short term investments accounted for 23.1% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $5,228.6 million at December 31, 2014 and $4,781.6 million at December 31, 2013).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•	Net investment gains of $1,736.2 million in 2014 (net investment losses of $1,564.0 million in 2013) consisted of the following:

	Year ended December 31, 2014
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	596.9	(55.0)	541.9
Equity hedges	13.0	(207.5)	(194.5)
Equity and equity-related investments after equity hedges	609.9	(262.5)	347.4
Bonds	103.0	1,134.2	1,237.2
CPI-linked derivatives	—	17.7	17.7
Other	77.7	56.2	133.9
	790.6	945.6	1,736.2

	Fourth quarter of 2014
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	(123.0)	(265.2)	(388.2)
Equity hedges	—	(302.5)	(302.5)
Equity and equity-related investments after equity hedges	(123.0)	(567.7)	(690.7)
Bonds	89.7	222.5	312.2
CPI-linked derivatives	—	116.4	116.4
Other	86.4	3.1	89.5
	53.1	(225.7)	(172.6)

•
The company held $1,244.3 million of cash, short term investments and marketable securities at the holding company level ($1,212.7 million net of short sale and derivative obligations) at December 31, 2014, compared to $1,296.7 million ($1,241.6 million net of short sale and derivative obligations) at December 31, 2013.

•	The company's total debt to total capital ratio improved to 24.6% at December 31, 2014, compared to 26.1% at December 31, 2013.

•
On November 14, 2014 the company completed its acquisition of 100% of Pethealth Inc. for cash consideration of $88.7 million (Cdn$100.4 million). Pethealth Inc., operating in the United States, Canada and the United Kingdom, is North America's second largest provider of medical insurance for dogs and cats.

•
On December 1, 2014 the company entered into an agreement to acquire the general insurance business of MCIS Zurich Insurance Berhad through its wholly-owned subsidiary, Pacific Insurance. The transaction is expected to close in the first quarter of 2015. MCIS is an established general insurer in Malaysia with over $55 million in gross premiums written in 2013 in its general insurance business.

•
On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited to acquire QBE’s insurance operations in the Czech Republic, Hungary and Slovakia. The existing businesses and renewal rights of QBE’s operations in the Czech Republic, Hungary and Slovakia are expected to be transferred to Fairfax by the third quarter of 2015. In its most recent fiscal year, QBE's operations in the Czech Republic, Hungary and Slovakia generated over $40 million in gross premiums written in a range of general insurance classes, including property, travel, general liability and product protection.

•
At December 31, 2014, the company owned $111.8 billion notional amount of CPI-linked derivative contracts with an original cost of $655.4 million, a market value of $238.4 million, and a remaining weighted average life of 7.4 years. The majority of the contracts are based on the underlying United States CPI index (52.6%) or the European Union CPI index (39.8%).

	($ millions)
Underlying CPI Index	Average Life (in years)	Notional Amount	Cost	Cost(1) (in bps)	Market Value	Market Value(1) (in bps)	Unrealized Gain (Loss)
United States	8.1	$58,825.0	$326.7	55.5	$151.3	25.7	$(175.4)
European Union	6.5	44,499.7	285.9	64.2	70.4	15.8	(215.5)
United Kingdom	7.9	5,145.6	24.4	47.4	4.8	9.3	(19.6)
France	7.7	3,327.6	18.4	55.3	11.9	35.8	(6.5)
	7.4	$111,797.9	$655.4		$238.4		$(417.0)

(1)	Expressed as a percentage of the notional amount.

•	At December 31, 2014, common shareholders' equity was $8,361.0 million, or $394.83 per basic share, compared to $7,186.7 million, or $339.00 per basic share, at December 31, 2013.

Subsequent to year-end, Fairfax India Holdings Corporation completed a $1.06 billion offering of common shares, of which the company purchased all of the multiple voting shares for $300 million, constituting a controlling interest.
Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At December 31, 2014, equity hedges represented 89.6% of the company's equity and equity-related holdings. The hedge ratio decreased from 98.2% at December 31, 2013 because of appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 21.2 million and 20.7 million weighted average common shares effectively outstanding during the fourth quarters of 2014 and 2013 respectively. At December 31, 2014, there were 21,176,168 common shares effectively outstanding.

Summarized (without notes) condensed consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed fourth quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its annual and fourth quarter results at 8:30 a.m. Eastern time on Friday, February 13, 2015. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, February 27, 2015. The replay may be accessed at 1 (866) 443-4139 (Canada or U.S.) or 1 (203) 369-1110 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2014 and December 31, 2013
(unaudited - US$ millions)

	December 31, 2014	December 31, 2013
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $109.7; December 31, 2013 – $124.4)	1,244.3	1,296.7
Insurance contract receivables	1,931.7	2,017.0
	3,176.0	3,313.7
Portfolio investments
Subsidiary cash and short term investments	5,534.3	7,445.7
Bonds (cost $9,900.1; December 31, 2013 – $9,190.0)	11,445.5	9,550.5
Preferred stocks (cost $386.8; December 31, 2013 – $565.1)	376.4	541.8
Common stocks (cost $4,531.7; December 31, 2013 – $3,305.5)	4,848.5	3,835.7
Investments in associates (fair value $2,070.5; December 31, 2013 – $1,815.0)	1,617.7	1,432.5
Derivatives and other invested assets (cost $634.0; December 31, 2013 – $667.8)	426.8	224.2
Assets pledged for short sale and derivative obligations (cost $757.8; December 31, 2013 – $829.3)	860.0	802.9
	25,109.2	23,833.3

Deferred premium acquisition costs	497.6	462.4
Recoverable from reinsurers (including recoverables on paid losses – $230.7; December 31, 2013 – $353.3)	3,982.1	4,974.7
Deferred income taxes	460.4	1,015.0
Goodwill and intangible assets	1,558.3	1,311.8
Other assets	1,347.6	1,088.1
	36,131.2	35,999.0

Liabilities
Subsidiary indebtedness	37.6	25.8
Accounts payable and accrued liabilities	2,029.1	1,840.6
Income taxes payable	118.3	80.1
Short sale and derivative obligations (including at the holding company – $31.6; December 31, 2013 – $55.1)	160.8	268.4
Funds withheld payable to reinsurers	461.5	461.2
	2,807.3	2,676.1
Insurance contract liabilities	20,438.7	21,893.7
Long term debt	3,141.4	2,968.7
	23,580.1	24,862.4

Equity
Common shareholders’ equity	8,361.0	7,186.7
Preferred stock	1,164.7	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax	9,525.7	8,353.1
Non-controlling interests	218.1	107.4
Total equity	9,743.8	8,460.5
	36,131.2	35,999.0

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2014 and 2013
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2014	2013	2014	2013
Revenue
Gross premiums written	1,778.6	1,675.6	7,459.9	7,227.1
Net premiums written	1,520.2	1,430.7	6,301.8	6,036.2

Gross premiums earned	1,867.4	1,856.7	7,358.2	7,294.0
Premiums ceded to reinsurers	(262.4)	(282.5)	(1,142.0)	(1,216.7)
Net premiums earned	1,605.0	1,574.2	6,216.2	6,077.3
Interest and dividends	119.4	104.1	403.8	376.9
Share of profit of associates	15.7	30.4	105.7	96.7
Net gains (losses) on investments	(172.6)	(329.1)	1,736.2	(1,564.0)
Other revenue	506.2	304.1	1,556.0	958.0
	2,073.7	1,683.7	10,017.9	5,944.9
Expenses
Losses on claims, gross	1,090.2	1,046.9	4,427.4	4,615.6
Losses on claims ceded to reinsurers	(166.3)	(216.3)	(633.1)	(945.3)
Losses on claims, net	923.9	830.6	3,794.3	3,670.3
Operating expenses	297.3	298.9	1,227.2	1,185.0
Commissions, net	244.5	248.2	959.9	969.2
Interest expense	53.0	51.3	206.3	211.2
Other expenses	475.5	280.1	1,492.3	910.3
	1,994.2	1,709.1	7,680.0	6,946.0
Earnings (loss) before income taxes	79.5	(25.4)	2,337.9	(1,001.1)
Provision for (recovery of) income taxes	41.3	(23.6)	673.3	(436.6)
Net earnings (loss)	38.2	(1.8)	1,664.6	(564.5)

Attributable to:
Shareholders of Fairfax	23.7	(5.5)	1,633.2	(573.4)
Non-controlling interests	14.5	3.7	31.4	8.9
	38.2	(1.8)	1,664.6	(564.5)

Net earnings (loss) per share	$0.50	$(0.98)	$74.43	$(31.15)
Net earnings (loss) per diluted share	$0.49	$(0.98)	$73.01	$(31.15)
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	21,181	20,729	21,186	20,360

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2014 and 2013
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2014	2013	2014	2013

Net earnings (loss)	38.2	(1.8)	1,664.6	(564.5)

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(115.4)	(50.5)	(200.7)	(164.4)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	48.0	48.3	118.7	96.9
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(18.6)	4.5	(52.7)	(12.9)
	(86.0)	2.3	(134.7)	(80.4)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	(103.4)	3.9	(36.7)	8.9
Change in gains (losses) on defined benefit plans	(31.6)	30.4	(32.9)	31.3
	(135.0)	34.3	(69.6)	40.2

Other comprehensive income (loss), net of income taxes	(221.0)	36.6	(204.3)	(40.2)
Comprehensive income (loss)	(182.8)	34.8	1,460.3	(604.7)

Attributable to:
Shareholders of Fairfax	(191.8)	31.0	1,436.7	(607.1)
Non-controlling interests	9.0	3.8	23.6	2.4
	(182.8)	34.8	1,460.3	(604.7)

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and years ended December 31, 2014 and 2013 were:

Net Premiums Written

	Fourth quarter		Year ended December 31,
	2014	2013	2014	2013
Insurance - Canada (Northbridge)	258.9	262.4	967.1	1,031.4
- U.S. (Crum & Forster and Zenith National)	468.8	446.8	2,067.2	1,933.2
- Asia (Fairfax Asia)	54.9	66.5	280.1	257.4
Reinsurance - OdysseyRe	561.6	541.0	2,393.8	2,376.9
Insurance and Reinsurance - Other	92.0	84.1	413.9	406.9
Insurance and reinsurance operations	1,436.2	1,400.8	6,122.1	6,005.8

Net Premiums Earned

	Fourth quarter		Year ended December 31,
	2014	2013	2014	2013
Insurance - Canada (Northbridge)	236.2	250.1	942.3	990.2
- U.S. (Crum & Forster and Zenith National)	527.3	501.6	2,020.8	1,934.8
- Asia (Fairfax Asia)	63.4	74.1	272.2	256.2
Reinsurance - OdysseyRe	585.8	585.2	2,356.6	2,373.6
Insurance and Reinsurance - Other	102.9	112.9	392.7	439.5
Insurance and reinsurance operations	1,515.6	1,523.9	5,984.6	5,994.3

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and years ended December 31, 2014 and 2013 were:

	Fourth quarter		Year ended December 31,
	2014	2013	2014	2013
Insurance - Canada (Northbridge)	92.7%	90.4%	95.5%	98.2%
- U.S. (Crum & Forster and Zenith National)	95.7%	99.8%	95.4%	100.3%
- Asia (Fairfax Asia)	83.7%	88.0%	86.7%	87.5%
Reinsurance - OdysseyRe	75.8%	79.1%	84.7%	84.0%
Insurance and Reinsurance - Other	85.0%	91.5%	94.7%	96.6%
Insurance and reinsurance operations	86.3%	89.1%	90.8%	92.7%